Exhibit 99(a)(14)

                 MHC REITERATES INTEREST IN CHATEAU MERGER

     Manufactured Home Communities, Inc. (NYSE:MHC) today announced that Samuel Zell, Chairman, sent the attached letter to John Boll, Chairman of Chateau Properties, Inc. (NYSE:CPJ). MHC previously announced that it extended its tender offer through midnight (New York City time) on Wednesday, October 12, 1996.

     In his letter, Mr. Zell re-emphasized the superior combination of MHC and Chateau and expressed MHC's willingness,in a negotiated transaction, to discuss the following terms and conditions:

     . issuance of preferred partnership units to Chateau's OP Unit holders which would provide long-term tax deferral, full upside participation and downside protection, and

     . an enhanced offer to shareholders and any OP Unit holders seeking immediate liquidity.

     "We continue to be determined to take every appropriate action to successfully consummate this transaction," said Mr. Zell. "A combined MHC/Chateau would create the largest company in the industry with superior financial strength and a portfolio of the highest quality assets."

     MHC also announced that Mr. Zell and other MHC senior management are making a presentation in New York today at 1:00 p.m. to discuss the transaction. Anyone wishing to hear the presentation via conference call may dial in to (800) 633-8476.

     MHC owns or has controlling interest in 67 manufactured housing communities across the country. Its portfolio consists of 26,820 sites in 19 stats. MHC is self-administered and self-managed real estate investment trust (REIT), with headquarters in Chicago.

Attachment

                            [TEXT OF ATTACHED LETTER]

                                 October 2, 1996

Mr. John A.Boll
Chairman of the Board
Chateau Properties, Inc.
19500 Hall Road
Clinton Township, Michigan  48038

Dear Mr. Boll:

     Despite the fact that previous communications with you and the board of directors of Chateau Properties, Inc. ("Chateau") have not resulted in a dialogue between Chateau and Manufactured Home Communities, Inc. ("MHC"). MHC remains willing to negotiate a mutually-beneficial transaction that is in the best interests of our respective shareholders.

     Should you be willing to meet with MHC this week, MHC is prepared, in a negotiated transaction, to offer to OP Unit holders in CP Limited Partnership ("CP") preferred partnership units in MHC Operating Limited Partnership which include a number of attractive features including long-term tax deferral, full upside participation and downside protection. In addition, MHC would be willing to consider an enhanced offer to shareholders and those P OP Unit holders seeking immediate liquidity.

     We look forward to a positive response from you and Chateau's Board and to meeting with you this week to discuss further details of this proposed transaction. We continue to believe that a combination of MHC and Chateau would create the dominant organization in our industry having unparalleled financial strength, liquidity, access to capital and the highest quality assets.

                                   MANUFACTURED HOME COMMUNITIES, INC.



                                   Samuel Zell
                                   Chairman of the Board

cc:  Members of Chateau's Board of Directors
     Charles W. Royer
     Arthur Fleischer, Jr.